EXECUTION COPY

SECURITY AND PLEDGE AGREEMENT

THIS SECURITY AND PLEDGE AGREEMENT (this “Agreement”) is made as of November 30, 2015, by Gold Reserve Inc., an Alberta corporation (the “Borrower”), and the Additional Grantors (as hereinafter defined) (the Borrower and the Additional Grantors are herein collectively called the “Grantors” and each, individually, a “Grantor”), in favor of U.S. Bank National Association, as collateral agent (in such capacity, the “Collateral Agent”) for the benefit of the Secured Parties (as defined below), and U.S. Bank National Association, as trustee (in such capacity, the “Trustee”).

RECITALS:

WHEREAS, concurrently herewith, the Borrower, the Trustee, and Computershare Trust Company of Canada, as co-trustee are entering into that certain Fourth Supplemental Indenture (the “Fourth Supplemental Indenture”) to amend the Indenture (as defined below);

WHEREAS, pursuant to that certain Note Restructuring and Note Purchase Agreement (the “Restructuring and Purchase Agreement”) dated as of the date hereof among the Borrower, the Existing Holders (as defined therein) and the New Notes Purchasers (as defined therein), the Borrower, the Existing Holders and the New Notes Purchasers have agreed to the Restructuring Transaction (as defined therein) and the New Notes Sale (as defined therein);

WHEREAS, pursuant to the Restructuring and Purchase Agreement, the Borrower has agreed to assign and pledge a continuing security interest in and lien on the Collateral (as defined below) to the Collateral Agent for the benefit of the Secured Parties to secure the 2018 Securities (as defined in the Indenture), the 2018 Interest Securities (as defined in the Indenture and together with the 2018 Securities, the “Notes”) and the CVRs (as defined in the Restructuring and Purchase Agreement);

WHEREAS, each Grantor will derive substantial direct or indirect benefits from the Restructuring Transaction and the New Notes Sale and the granting of the other financial accommodations to the Borrower under the Restructuring and Purchase Agreement and the Fourth Supplemental Indenture;

WHEREAS, it is a condition precedent to the effectiveness of the Restructuring and Purchase Agreement and the obligation of the parties thereto to consummate the Restructuring Transaction and the New Notes Sale for the Grantors to assign and pledge a continuing security interest in and lien on the Collateral (as defined below) to the Collateral Agent for the benefit of the Secured Parties to secure the obligations of the Borrower under the Indenture, the Notes and the CVRs.

NOW, THEREFORE, in consideration of the premises, the terms and conditions contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

Article I

Definitions and References

Section 1.1      Definitions.

(a)       The following terms which are defined in the UCC are used herein as so defined (and if defined in more than one Article of the UCC, such terms shall have the meanings given in Article 9 thereof):  Account, As-Extracted Collateral, Certificated Security, Chattel Paper, Commercial Tort Claim, Commodity Account, Commodity Contracts, Deposit Account, Document, Electronic Chattel Paper, Equipment, Farm Products, Financial Asset, Fixtures, General Intangibles, Goods, Instrument, Inventory, Investment Property, Letter of Credit, Letter-of-Credit Right, Money, Payment Intangibles, Proceeds, Records, Registered Organization, Security, Securities Account, Security Certificate, Security Entitlement, Securities Intermediary, Software, Supporting Obligation, Tangible Chattel Paper, Transmitting Utility and Uncertificated Security.  The parties intend that the terms used herein which are defined in the UCC have, at all times, the broadest and most inclusive meanings possible.

(b)       As used herein, the following terms shall have the following meanings:

“Additional Grantor” has the meaning given to such term in Section 6.2.

“Agreement” has the meaning set forth in the introductory paragraph of this Agreement.

“Award” means the award of the Borrower, received on September 22, 2014, in the arbitration proceeding between the Borrower, as claimant, and the Bolivarian Republic of Venezuela, as respondent (ICSID Case No. ARB(AF)/09/1).

“Award Proceeds” means all proceeds from the Award and all rights of the Borrower and its Subsidiaries relating thereto, also including any other rights, contractual or otherwise, in respect thereof and the right to receive all payments or other compensation, including all proceeds and other rights with respect to any settlement related thereto, in cash or in kind, and other property from time to time received, receivable, or otherwise distributed in respect of or in addition to, in substitution of, on account of, or in exchange for any or all of the foregoing.

“Bailee” has the meaning given to such term in Section 3.2(r).

“Borrower” has the meaning set forth in the introductory paragraph of this Agreement.

“Business Day” means each day that is not a Saturday, Sunday or other day on which banking institutions in New York, New York or the City of Toronto, Ontario, Canada are authorized or required by law to close.

“Collateral” means all property, of whatever type, which is described in Section 2.1 as being at any time subject to a security interest granted hereunder to the Collateral Agent.

“Collateral Agent” has the meaning set forth in the introductory paragraph of this Agreement.

“Contracts” means all contracts and agreements between any Grantor and any other Person (in each case, whether written or oral, or third party or intercompany), as the same may be amended, assigned, extended, restated, supplemented, replaced or otherwise modified from time to time, including (a) all rights of any Grantor to receive moneys due and to become due to it thereunder or in connection therewith, (b) all rights of any Grantor to receive proceeds of any insurance, indemnity, warranty or guaranty with respect thereto, (c) all rights of any Grantor to damages arising thereunder and (d) all rights of any Grantor to terminate and to perform and compel performance of, such contracts and agreements, and to exercise all remedies thereunder; provided, however, that such term will not include the Award.

“Copyright License” means any license or other agreement, whether now or hereafter in existence, under which is granted or authorized any right to use, copy, reproduce, distribute, prepare derivative works, display or publish any records or other materials on which a Copyright is in existence or may come into existence.

“Copyrights” means all the following:  (a) all domestic and foreign copyright interests in any original work of authorship, whether registered or unregistered, published or unpublished, including all copyright registrations and all applications for registration or foreign equivalents thereof, (b) all moral rights, (c) all renewals thereof, (d) all claims for, and rights to sue for, past or future infringements of any of the foregoing, and (e) all income, royalties, damages and payments now or hereafter due or payable with respect to any of the foregoing, including damages and payments for past or future infringements thereof.

“Copyright Security Agreement” means a Copyright Security Agreement executed and delivered by any Grantor in favor of the Collateral Agent, substantially in the form of Exhibit C.

“CVR Holders” means those Persons listed on Exhibit A hereto.

“Event of Default” means an “Event of Default” occurring and continuing under the Indenture.

“Finance Documents” means (i) that certain Indenture, dated as of May 18, 2007 (the “Original Indenture”), as supplemented and amended by the First Supplemental Indenture, dated as of December 4, 2012 (the “First Supplemental Indenture”), the Second Supplemental Indenture, dated as of June 18, 2014 (the “Second Supplemental Indenture”), the Third Supplemental Indenture, dated as of September 24, 2014 (the “Third Supplemental Indenture”) and the Fourth Supplemental Indenture (together with the Original Indenture, the First Supplemental Indenture, the Second Supplemental Indenture and the Third Supplemental Indenture, and as supplemented, amended or modified from time to time, the “Indenture”), each among the Borrower, the Trustee, in its capacity as successor trustee, and Computershare Trust Company of Canada, in its capacity as successor co-trustee, (ii) those certain Contingent Right Value Certificates issued by the Borrower to each of the CVR Holders, (iii) this Agreement, (iv) the Restructuring and Purchase Agreement and (v) all other documents to be executed and delivered by the Grantors to the Secured Parties related to the transactions contemplated hereby.

“Fourth Supplemental Indenture” has the meaning set forth in the recitals of this Agreement.

“Governmental Authority” means any foreign, federal, state, provincial, territorial, municipal or other government, or any department, commission, board, bureau, agency, public authority or instrumentality thereof, or any court or arbitrator.

“Grantors” has the meaning set forth in the introductory paragraph of this Agreement.

“Indenture” has the meaning given to such term in the definition of “Finance Documents”.

“Intellectual Property” means any and all Copyrights, Copyright Licenses, Patents, Patent Licenses, Trademarks and Trademark Licenses; provided, however, that "Intellectual Property" will in no instance include any of the Mining Data, whether or not Mining Data comprises any of such items.

“Intellectual Property Filings” means, with respect to any registered Intellectual Property, the filing of the applicable Intellectual Property Security Agreement with the United States Patent and Trademark Office or the United States Copyright Office, as applicable, and any other governmental authorities necessary to perfect the security interest hereunder in such Intellectual Property, together with an appropriately completed recordation form, where applicable, in each case sufficient to record the security interest granted to the Collateral Agent hereunder in such Intellectual Property.

“Intellectual Property Security Agreement” means a Copyright Security Agreement, a Patent Security Agreement or a Trademark Security Agreement.

“Issuer” means those Persons listed on Schedule 3.1(k) as issuers of the Pledged Stock.

“Lien” means, with respect to any asset, (a) any mortgage, deed of trust, lien, pledge, hypothecation, encumbrance, charge or security interest in, on or of such asset, (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease or title retention agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to such asset and (c) in the case of securities, any purchase option, call or similar right of a third party with respect to such securities.

“Majority Holders” means Noteholders comprising at least a majority in the aggregate principal amount of outstanding Notes, voting together as a single class, including, if applicable, (i) funds and accounts advised by Steelhead Partners, LLC; provided that at the relevant time they collectively hold at least 25% in the aggregate principal amount of outstanding Notes and (ii) funds and accounts advised by Greywolf Capital Management LP; provided that at the relevant time they collectively hold at least 25% in the aggregate principal amount of outstanding Notes.  In connection with any required determination of the Majority Holders, the Borrower will provide the information related to the respective holdings of the funds and accounts advised by each of Steelhead Partners, LLC and Greywolf Capital Management LP contemplated by clauses (i) and (ii) above to the Collateral Agent, and the Collateral Agent shall be entitled to rely upon such information in determining the Noteholders comprising the Majority Holders at such time.

“Mining Data” means the technical mine engineering data base relating to the Brisas Project consisting of over 900 core drill holes, project engineering  and assay certificates with a calculated proven and probable 43-101 compliant audited ore reserve (as of its time of delivery).

“Noteholders” means each Person in whose name a Note is registered in the Security Register (as defined in the Indenture).

“Obligations” means any obligation to pay principal, interest (including interest which accrues during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding), penalties, fees, indemnifications, reimbursements (including, without limitation, reimbursement obligations with respect to letters of credit and banker’s acceptances), damages and other liabilities, and guarantees of payment of such principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities or obligations (including interest on any other amount payable hereunder which accrues during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding) of the Grantors to the Secured Parties or to any Secured Party or any indemnified party arising under the Finance Documents.

“Other Liable Party” means any Person, other than Grantors, who may now or may at any time hereafter be primarily or secondarily liable for any of the Secured Obligations or who may now or may at any time hereafter have granted to the Collateral Agent or any other Secured Party a Lien upon any property as security for the Secured Obligations.

“Patent License” means any license or other agreement, whether now or hereafter in existence, under which is granted or authorized any right with respect to any Patent or any novel invention now or hereafter in existence, whether patentable or not, whether a patent or application for patent is in existence on such invention or not, and whether a patent or application for patent on such invention may come into existence.

“Patents” means all the following:  (a) all domestic and foreign patents (including any certificates of invention and other patent equivalents), utility models, provisional applications and patents issuing therefrom, (b) all reissues, divisions, continuations, continuations-in-part, renewals and extensions thereof, (c) all claims for, and rights to sue for, past or future infringements of any of the foregoing, and (d) all income, royalties, damages and payments now or hereafter due or payable with respect to any of the foregoing, including damages and payments for past or future infringements thereof.

“Patent Security Agreement” means any Patent Security Agreement executed and delivered by any Grantor in favor of the Collateral Agent, substantially in the form of Exhibit B.

“Permitted Liens” means (i) the Liens of the Collateral Agent pursuant to the Finance Documents, (ii) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings and (y) such Grantor has set aside on its books adequate reserves with respect thereto in accordance with GAAP, or (z) the nonpayment thereof could not reasonably be expected to result in a material adverse effect on such Grantor or the Grantors taken as a whole, (iii) judgment Liens not giving rise to an Event of Default, (iv) Liens imposed by law, such as carriers’, warehousemen’s, mechanics’, materialmen’s, and repairmen’s Liens, arising in the ordinary course of business and securing obligations that are not overdue by more than thirty (30) days or are being contested in good faith by appropriate proceedings as to which such Grantor has set aside on its books adequate reserves with respect thereto in accordance with GAAP and liens on deposits in the ordinary course of business to secure liability to insurance carriers, utility producers and landlords, (v) survey exceptions, encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property, (vi) the filing of UCC financing statements solely as a precautionary measure in connection with operating leases (other than any sale and leaseback transaction) or consignment of goods, (vii) Liens of a collection bank arising under Section 4-208 of the UCC (or equivalent statutes) on items in the course of collection; (viii) Liens that are permitted under the Finance Documents and (ix) deposits incurred or deposits made in the ordinary course of business in compliance with workers’ compensation, unemployment insurance, social security laws or regulations and other forms of governmental insurance or benefits, other than Liens imposed by ERISA.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Pledged Interests” means all of each Grantor’s right, title and interest in and to all of the Pledged Stock now owned or hereafter acquired by such Grantor, regardless of class or designation, and all substitutions therefor and replacements thereof, all proceeds thereof and all rights relating thereto, also including any certificates representing the Pledged Stock, the right to receive any certificates representing any of the Pledged Stock, all warrants, options, share appreciation rights and other rights, contractual or otherwise, in respect thereof and the right to receive all dividends, distributions of income, profits, surplus, or other compensation by way of income or liquidating distributions, in cash or in kind, and all cash, instruments, and other property from time to time received, receivable, or otherwise distributed in respect of or in addition to, in substitution of, on account of, or in exchange for any or all of the foregoing.

“Pledged Stock” means, whether or not constituting “investment property” as such term is defined in Section 9-102(a)(49) of the UCC, the shares and the membership interests listed on Schedule 3.1(k), together with any other shares, stock certificates, options, interests or rights of any nature whatsoever in respect of the equity interests of any Issuer that may be issued or granted to, or held by, a Grantor while this Agreement is in effect.

“PPSA” means the Personal Property Security Act as in effect in the Province of Alberta, the Civil Code of Quebec as in effect in the Province of Quebec or any other Canadian federal,  provincial or territorial statute pertaining to the granting, perfecting, priority or ranking of security interests, liens, hypothecs on personal property, and any successor statutes, together with any regulations thereunder, in each case as in effect from time to time.  References to sections of the PPSA shall be construed to also refer to any successor sections.

“Proceeds Account” shall have the meaning given to such term in Section 3.2(g).

“Receivables” means (a) all Accounts and all other rights to payment for goods or other personal property which have been (or are to be) sold, leased, or exchanged or for services which have been (or are to be) rendered, regardless of whether such Accounts or other rights to payment have been earned by performance and regardless of whether such Accounts or other rights to payment are evidenced by or characterized as accounts receivable, contract rights, book debts, notes, drafts or other obligations of indebtedness, (b) all Documents, Instruments, Chattel Paper, Letters of Credit and Letter-of-Credit Rights of any kind relating to such Accounts or other rights to payment or otherwise arising out of or in connection with the sale, lease or exchange of goods or other personal property or the rendering of services, (c) all rights in, to, or under all security agreements, leases and other contracts securing or otherwise relating to any such Accounts, rights to payment, Documents, Instruments, Chattel Paper, Letters of Credit or Letter-of-Credit Rights, (d) all rights in, to and under any purchase orders, service contracts, or other contracts out of which such Accounts and other rights to payment arose (or will arise on performance), and (e) all rights in or pertaining to any goods arising out of or in connection with any such purchase orders, service contracts, or other contracts, including rights in returned or repossessed goods and rights of replevin, repossession, and reclamation.

“Responsible Officer” means any officer of the Collateral Agent including any vice president, assistant vice president, treasurer, assistant treasurer, trust officer or any other officer of the Collateral Agent who customarily performs functions similar to those performed by the Persons who at the time shall be such officers, respectively, with direct responsibility for the administration of this Agreement.

“Restructuring and Purchase Agreement” has the meaning set forth in the recitals of this Agreement.

“Secured Obligations” means all Obligations of the Grantors.

“Secured Parties” means the Collateral Agent, the Trustee, the Noteholders and the CVR Holders.

“Security Agreement Supplement” has the meaning set forth in Section 6.2.

“Subsidiary” of any Person means any corporation, partnership, limited liability company or other legal entity in which such Person (either alone or through or together with any other subsidiary), owns, directly or indirectly, 50% or more of the stock or other equity or ownership interests, or the holder of which is generally entitled to elect a majority of the board of directors or other governing body of such legal entity.

“Trademark License” means any license or agreement, whether now or hereafter in existence, under which is granted or authorized any right to use any Trademark.

“Trademarks” means all of the following:  (a) all domestic and foreign trademarks, service marks, trade names, business names, logos, designs, slogans, trade dress and other indicia of service or sponsorship of goods or services, all registrations and applications for registration therefor, (b) the goodwill of the business symbolized thereby or associated with each of them, (c) all renewals thereof, (d) all claims for, and rights to sue for, past or future infringements of any of the foregoing, and (e) all income, royalties, damages and payments now or hereafter due or payable with respect to any of the foregoing, including damages and payments for past or future infringements thereof.

“Trademark Security Agreement” means any Trademark Security Agreement executed and delivered by any Grantor in favor of the Collateral Agent, substantially in the form of Exhibit D.

“UCC” means the Uniform Commercial Code in effect in the State of New York or, if by mandatory provisions of law, the perfection or the effect of perfection or non-perfection of the security interest granted hereunder in the Collateral is governed by the Uniform Commercial Code of any other State, “UCC” means the Uniform Commercial Code as in effect in such other state for purposes of provisions hereof relating to such perfection or effect of perfection or non-perfection.

Section 1.2      Attachments.

 All exhibits or Schedules which may be attached to this Agreement are a part hereof for all purposes.

Section 1.3      Other Interpretive Provisions.

 Unless otherwise specified herein:

(a)       The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.  The word “or” is not exclusive, and the words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.”  The word “will” shall be construed to have the same meaning and effect as the word “shall.”  Unless the context requires otherwise, (i) any definition of or reference to any agreement, instrument or other document shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein), (ii) any reference herein to any Person shall be construed to include such Person’s successors and assigns, (iii) the words “herein,” “hereof” and “hereunder,” and words of similar import when used herein, shall be construed to refer to this Agreement in its entirety and not to any particular provision thereof, (iv) all references herein to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Agreement, (v) any reference to any law shall include all statutory and regulatory provisions consolidating, amending, replacing or interpreting such law and any reference to any law or regulation shall, unless otherwise specified, refer to such law or regulation as amended, modified or supplemented from time to time, and (vi) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights.

(b)       In the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including;” the words “to” and “until” each mean “to but excluding;” and the word “through” means “to and including.”

(c)       Section headings herein are included for convenience of reference only and shall not affect the interpretation of this Agreement.

Article II

Security Interest

Section 2.1   Grant of Security Interest

  Except to the extent excluded pursuant to Section 3.2(c), each Grantor hereby pledges and assigns to the Collateral Agent and grants to the Collateral Agent a continuing security interest, for the benefit of the Secured Parties, in and to all of such Grantor’s right, title and interest in and to all of the assets of the Grantors other than the Award, whether now owned or existing or hereafter acquired or arising and regardless of where located, as collateral security for the prompt and complete payment and performance when due (whether at the stated maturity, by acceleration or otherwise) of the Secured Obligations, whether now existing or hereafter incurred or arising, including, but not limited to the following:

(a)       all Accounts;

(b)       all As-Extracted Collateral;

(c)       all Chattel Paper (including, without limitation, Electronic Chattel Paper);

(d)      all Commercial Tort Claims as set forth on Schedule 3.1(j);

(e)       all Commodity Accounts;

(f)        all Commodity Contracts;

(g)       all Contracts;

(h)       all Deposit Accounts;

(i)         all Documents;

(j)         all Equipment;

(k)       all Financial Assets;

(l)         all Fixtures;

(m)     all General Intangibles;

(n)       all Goods (including, without limitation, all Equipment and Inventory);

(o)       all Instruments;

(p)       all Intellectual Property;

(q)       all Inventory;

(r)        all Investment Property;

(s)        all Letters of Credit;

(t)        all Letter-of-Credit Rights;

(u)       all Money;

(v)       all Payment Intangibles;

(w)     all Pledged Interests;

(x)       all Receivables, to the extent not otherwise described above;

(y)       all Securities (including Certificated Securities and Uncertificated Securities);

(z)       all Securities Accounts;

(aa)    all Security Entitlements;

(bb)   all Software;

(cc)    all Supporting Obligations;

(dd)  the Award Proceeds;

(ee)    all Mining Data;

(ff)     all books and Records pertaining to the other property described in this Section 2.1; and

(gg)   to the extent not otherwise described in this Section 2.1, all Proceeds, products, accessions, rents and profits of or in respect of any and all of the foregoing and all collateral security and guarantees given by any Person to or in favor of any Grantor with respect to any of the foregoing;

In each case, the foregoing property shall be covered by this Agreement, whether such Grantor’s ownership or other rights therein are presently held or hereafter acquired and howsoever such Grantor’s interests therein may arise or appear (whether by ownership, security interest, claim or otherwise).

Each Grantor hereby acknowledges that the Secured Obligations are owed to the various Secured Parties and that each Secured Party is entitled to the benefits of the Liens given under this Agreement; provided, however, that only the Collateral Agent and its permitted successors, transferees, assigns and co-agents under Sections 5.10 and 6.8 shall be entitled to exercise any remedies relating to the Liens given under this Agreement.

Each Grantor acknowledges and agrees that (a) value has been given by the Collateral Agent and the Secured Parties, (b) it has rights in the Collateral or the power to transfer rights in the Collateral, (c) the security interest created herein will attach when such Grantor signs this Agreement, and (d) it has not otherwise agreed to postpone the time of attachment.

Section 2.2   Grantors Remain Liable.

  Notwithstanding anything to the contrary contained herein, (i) each Grantor shall remain liable for all obligations under and in respect of the Collateral and nothing contained herein is intended or shall be a delegation of duties to the Collateral Agent or any other Secured Party, (ii) each Grantor shall remain liable under each of the agreements included in the Collateral, including any Receivables, to perform all of the obligations undertaken by it thereunder all in accordance with and pursuant to the terms and provisions thereof and neither the Collateral Agent nor any other Secured Party shall have any obligation or liability under any of such agreements by reason of or arising out of this Agreement or any other document related hereto nor shall the Collateral Agent nor any other Secured Party have any obligation to make any inquiry as to the nature or sufficiency of any payment received by it or have any obligation to take any action to collect or enforce any rights under any agreement included in the Collateral, including any agreements relating to any Receivables, and (iii) the exercise by the Collateral Agent of any of its rights hereunder shall not release any Grantor from any of its duties or obligations under the contracts and agreements included in the Collateral, including any agreements relating to any Receivables. Without limiting the generality of the foregoing, it is the intention of the parties hereto that record and beneficial ownership of the Pledged Interests, including all voting, consensual, dividend, and distribution rights, shall remain in each Grantor owning such Pledged Interests until (i) the occurrence and continuance of an Event of Default and (ii) the Collateral Agent has notified such Grantor of its election to exercise such rights with respect to the Pledged Interests pursuant to Section 4.2(i), and upon such Event of Default being cured or waived, such election shall automatically terminate and such rights and benefits shall revert to such Grantor.

Article III

Representations, Warranties and Covenants

Section 3.1   Representations and Warranties.

  Each Grantor hereby represents and warrants to the Collateral Agent and each other Secured Party as follows:

(a)       Security Interest. Such Grantor has and will have at all times full right, power and authority to grant a security interest in the Collateral owned by such Grantor to the Collateral Agent for the benefit of the Secured Parties as provided herein, free and clear of any Lien other than Permitted Liens. This Agreement creates a valid and binding security interest in favor of the Collateral Agent for the benefit of the Secured Parties in the Collateral, which security interest secures all of the Secured Obligations. All actions necessary to obtain control of Collateral as provided in Sections 9-104, 9-105, 9-106 and 9-107 of the UCC or the corresponding provisions of the PPSA, as applicable, and all actions necessary to perfect the Collateral Agent’s security interest with respect to such Collateral evidenced by a certificate of title have been duly made or taken and are in full force and effect and such security interest is first priority. Any and all references made in this Agreement to Permitted Liens are made for the purpose of limiting certain warranties and covenants made by each Grantor herein and such reference is not intended to affect the description herein of the Collateral nor to subordinate the Liens and security interests hereunder to any Permitted Liens.

(b)       UCC Perfection. The taking possession by the Collateral Agent in the United States of all Instruments, Chattel Paper, Letters of Credit and Money constituting Collateral from time to time will perfect, and establish the first priority of, the security interest created hereunder in favor of the Collateral Agent for the benefit of the Secured Parties in such Collateral. The Collateral Agent’s control (within the meaning of the UCC) of all Investment Property, Deposit Accounts, Electronic Chattel Paper, and Letter-of-Credit Rights constituting Collateral from time to time will perfect, and establish the first priority (subject only to Permitted Liens) of, the security interest created hereunder in such Collateral. To the extent that the filing of a financing statement can be effective under the UCC to perfect the security interest created hereunder in any Collateral, the filing of a financing statement with the secretary of state (or equivalent governmental official) of the state in which such Grantor is organized (or if such Grantor is organized outside of the United States of America in (i) if it has a chief executive office located within the United States of America, in the state where its chief executive office is located or, if does not have a chief executive office located in the United States of America, in its jurisdiction of organization and (ii) the District of Columbia) which sufficiently indicates all such Collateral will perfect, and establish the first priority (subject only to Permitted Liens) of, the security interest created hereunder in such Collateral.  No further or subsequent filing, recording, registration, other public notice or other action is necessary or desirable to perfect or otherwise continue, preserve or protect such security interest except (i) for continuation statements described in Section 9-515(d) of the UCC or (ii) for filings required to be filed in the event of a change in the name, identity, or organizational structure of such Grantor or the location of its assets in Canada.

(c)       PPSA Perfection. The taking of possession by the Collateral Agent of all goods, chattel paper, negotiable documents of title, instruments and money (as such terms are defined in the PPSA) constituting Collateral from time to time will perfect, and establish the first priority of, the security interest created hereunder in favor of the Collateral Agent for the benefit of the Secured Parties in such Collateral. The Collateral Agent’s control (within the meaning of PPSA) of all investment property (as defined in the PPSA) constituting Collateral from time to time will perfect, and establish the first priority of, the security interest created hereunder in such Collateral. To the extent that the filing of a financing statement can be effective under the PPSA to perfect the security interest created hereunder in any Collateral, the filing of a financing statement with the applicable provincial or territorial governmental officials of the provinces or territories in Canada (i) in which each Grantor has tangible personal property which sufficiently identifies all such Collateral or (ii) where its principal place of business, or chief executive office if more than one place of business, is located, will perfect and establish the first priority (subject only to Permitted Liens) of, the security interest created hereunder in such Collateral. No further or subsequent filing, recording, registration, other public notice or other action is necessary or desirable to perfect or otherwise continue, preserve or protect such security interest except for filings (i) extending the registration period prior to the expiry of the then current registration period, or (ii) required to be filed in the event of a change in the name, identity or organizational structure of such Grantor or a change to the location of its assets in Canada set out in Schedule 3.1(f) hereto.

(d)      Intellectual Property. As of the date hereof, except as set forth on Schedule 3.1(d) hereto, no Grantor owns any interest in any (i) registration and application for registration for any material Patents, Copyrights and Trademarks or (ii) other material Intellectual Property.

(e)       Ownership Free of Liens. No effective financing statement or other registration or instrument similar in effect covering all or any part of the Collateral is on file in any recording office except (i) any which have been filed in favor of the Collateral Agent relating to the Finance Documents and any which have been filed to perfect or protect any Permitted Liens, and (ii) any such financing statement or other instrument for which a termination statement that such Grantor is authorized to file has been delivered to the Collateral Agent. None of the tangible Collateral is in the possession of any Person other than the Grantors or the Collateral Agent. Each Grantor is the legal and beneficial owner of the Collateral granted or purported to be granted by it free and clear of any Lien, except for the Lien created under the Finance Documents and Permitted Liens.

(f)        Name; Jurisdiction; Organization.  Each Grantor is a Registered Organization, and each Grantor’s exact legal name, sole jurisdiction of organization, organizational identification number, federal employer identification number, UCC filing jurisdictions and all locations of its assets, its books and records and of its “chief executive office” and “principal place of business” (as such terms are defined under the PPSA) are set forth on Schedule 3.1(f)(i) hereto. As of the date hereof, such Grantor does not have or operate under, nor has it had or operated under, in any jurisdiction at any time within five (5) years prior to the date hereof, any name except its legal name as set forth on the signature pages hereto or such other names specified on Schedule 3.1(f)(ii) attached hereto, nor has such Grantor ever been organized under the laws of any jurisdiction other than the jurisdiction specified on Schedule 3.1(f)(ii) attached hereto. Except as set forth on Schedule 3.1(f)(iii), no Grantor has changed its identity or corporate structure in any way within the past five (5) years.

(g)       Finance Documents.  Each Grantor acknowledges and stipulates that the Finance Documents are legal, valid and binding obligations of such Grantor that are enforceable against such Grantor in accordance with the terms thereof, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, receivership, moratorium, or other laws affecting creditors’ rights generally and by general principles of equity, as set forth in such Finance Documents, and the security interests and liens granted under the Finance Documents in favor of the Collateral Agent, for the benefit of the Secured Parties, are and continue to be, duly perfected, security interests and liens, in each case, to the full extent provided by the terms of the Finance Documents and each other Finance Document and subject only to Liens permitted under the Finance Documents, to the extent provided therein.

(h)       Miscellaneous.  No Grantor owns any interest in any Farm Products or timber to be cut.  No Grantor is a Transmitting Utility. No Grantor owns any interest in any real property.

(i)         Authorizations.  Other than for the filings to be made and actions to be taken pursuant to this Agreement and those that have been obtained and are in full force and effect (including, but not limited to, those set forth on Schedule 3.1(i)), no consent, approval, authorization, or other order or other action by, and no notice to or filing with, any Governmental Authority or any other Person is required (i) for the grant of a security interest by such Grantor in and to the Collateral pursuant to this Agreement or for the execution, delivery, or performance of this Agreement by such Grantor, (ii) the perfection or maintenance of the security interest created by the Finance Documents or (iii) for the exercise by Collateral Agent of the voting or other rights provided for in this Agreement with respect to the remedies in respect of the Collateral pursuant to this Agreement, except as may be required by laws affecting the offering and sale of securities generally.

(j)         Commercial Tort Claims. Schedule 3.1(j) specifically describes as of the date hereof each Commercial Tort Claim other than the Award as to which any Grantor has any right, title or interest.

(k)       Pledged Stock. Set forth on Schedule 3.1(k) is accurate information regarding the Pledged Stock. The Pledged Stock set forth on Schedule 3.1(k) is all of the equity interests of the Issuers held or owned by a Grantor. Each Grantor has delivered all certificated equity interests with respect to the Pledged Stock to the Collateral Agent. The Grantors do not own equity interests in any Subsidiary other than those listed on Schedule 3.1(k).

        Section 3.2      General Covenants Applicable to Collateral.

  Unless the Collateral Agent shall otherwise consent in writing, each Grantor will at all times comply with the covenants contained in the Finance Documents that are applicable to such Grantor for so long as any part of the Secured Obligations is outstanding and, in addition, each Grantor hereby covenants to the Collateral Agent and each other Secured Party as follows:

(a)       Change of Name, Location, or Structure; Additional Filings.  Each Grantor recognizes that financing statements pertaining to the Collateral have been or may be filed with the secretary of state (or equivalent governmental official) of the state, province, territory or jurisdiction in which such Grantor is organized, has its chief executive office and/or the District of Columbia, as appropriate, or has assets in Canada. Without limitation of any other covenant herein, no Grantor will cause or permit any change to be made to the location of its assets in Canada, in its name or organizational structure, or any change to be made to its jurisdiction of organization, unless such Grantor shall have first (i) notified the Collateral Agent of such change at least thirty (30) days prior to the effective date of such change and (ii) taken all action required to protect the Collateral Agent’s security interests and rights under this Agreement and the perfection and priority thereof. In any notice furnished pursuant to this subsection, each Grantor will expressly state that the notice is required by this Agreement and contains facts that may require additional filings of financing statements or other notices for the purposes of continuing perfection of the Collateral Agent’s security interest in the Collateral.

(b)       Further Assurances. Each Grantor will, at its expense, promptly execute and deliver all further instruments, agreements, filings and registrations, and take all further action, in order: (i) upon reasonable request from time to time by the Collateral Agent, to confirm and validate this Agreement and the Collateral Agent’s rights and remedies hereunder, (ii) to correct any errors or omissions in the descriptions herein of the Secured

Obligations or the Collateral or in any other provisions hereof, (iii) to perfect, register and protect the security interests and rights created or purported to be created hereby or to maintain or upgrade in rank the priority of such security interests and rights, (iv) to perfect, preserve and protect the security interest granted or purported to be granted hereby, (v) to enable the Collateral Agent to exercise and enforce its rights and remedies hereunder in respect of the Collateral, or (vi) to otherwise give the Collateral Agent the full benefits of the rights and remedies described in or granted under this Agreement. As part of the foregoing, each Grantor will, whenever reasonably required to maintain the priority and perfection of any Lien, (A) authenticate (as defined in the UCC) and file any financing statements, continuation statements, and other filings or registrations relating to the Collateral Agent’s security interests and rights hereunder, and any amendments thereto, and (B) mark its books and records relating to any Collateral to reflect that such Collateral is subject to this Agreement and the security interest hereunder.

(c)       Ownership, Liens, Possession and Transfers. (1) Each Grantor will maintain good title to all of its Collateral, free and clear of all Liens, except for the security interest created by this Agreement and any Permitted Liens, and no Grantor will grant or allow any Liens other than Permitted Liens to exist. (2) No Grantor will grant or allow to remain in effect, and each Grantor will cause to be terminated, any financing statement or other registration or instrument similar in effect covering all or any part of the Collateral, except any which have been filed in favor of the Collateral Agent relating to this Agreement or the other Finance Documents and any which have been filed to perfect or protect any Permitted Lien. (3) Each Grantor will defend the Collateral Agent’s Lien in and to such Grantor’s Collateral against the claims of any Person (subject only to Permitted Liens). (4) Except as expressly permitted under the Finance Documents, each Grantor will not (i) sell, assign (by operation of law or otherwise), transfer, exchange, lease or otherwise dispose of, or grant any option with respect to, any of the Collateral other than cash and cash equivalents used by the Grantors in the ordinary course of business, including, but not limited to, paying the Grantors' expenses and other obligations in the ordinary course as they become due and payable, or (ii) create or permit to exist any Lien upon or with respect to any of the Collateral of the Grantor, except for Permitted Liens; provided, however, that upon certification by a Grantor that it has reached agreement to sell any equipment of the Grantors related to the Brisas Project for a price that a majority of such Grantor's board of directors deems reasonable and has provided a written certification providing such price is reasonable to the Collateral Agent, the Collateral Agent shall release its Lien on such equipment upon such sale and the proceeds of such sale shall not be subject to the Lien granted under this Agreement and will not constitute part of the Collateral; provided, further, that upon certification by a Grantor that it has reached agreement to sell the Mining Data for a price that a majority of such Grantor's board of directors deems reasonable; has provided a written certification providing such price is reasonable to the Collateral Agent; and the Majority Holders have consented to such sale upon the terms contained in such written certification (provided that such consent may not be unreasonably withheld, denied or delayed), the Collateral Agent shall release its Lien on the Mining Data in conjunction with such sale and the proceeds of such sale shall not be subject to the Lien granted under this Agreement and will not constitute part of the Collateral and may be distributed to such Grantor’s owners to the extent permitted by the Finance Documents and the CVRs.

(d)      Information. Upon reasonable request from time to time by the Majority Holders, each Grantor shall furnish to the Noteholders and the CVR Holders, with a copy to the Trustee and the Collateral Agent, (i) any information concerning any covenant, provision or representation contained herein or any other matter in connection with its Collateral or such Grantor or such Grantor’s business, properties, or financial condition, and (ii) statements and Schedules identifying and describing its Collateral and other reports and information requested in connection with its Collateral, all in reasonable detail; provided, that, (i) as of the date hereof the Mining Data is located at the address set forth on Schedule 3.2(d), (ii) the Borrower shall provide at least 30 days’ notice to the Noteholders and the CVR Holders, with a copy to the Trustee and the Collateral Agent, before moving all or part of the Mining Data to a new location and (iii) the Borrower shall provide monthly updates to the Collateral Agent on the Mining Data and its location.

(e)       Intellectual Property.

                                                                 (i)               Upon owning any interest in any material Intellectual Property, each Grantor will maintain and protect the validity and enforceability of all such material Intellectual Property owned by such Grantor included within the Collateral. Each Grantor will use commercially reasonable efforts to defend and protect such material Intellectual Property and its rights thereunder against any infringement, dilution, or misappropriation and will use commercially reasonable efforts to defend any claim or administrative or arbitral proceedings which challenge the validity or enforceability of such material Intellectual Property, such Grantor’s purported rights therein and thereunder, or such Grantor’s rights to register or patent the same or to use and practice the same in its business.  Each Grantor will give the Collateral Agent notice of any proceeding in which such defense is being carried on.  Each Grantor will diligently prosecute and maintain all applications and registrations for any such material Intellectual Property, and such Grantor will promptly notify the Collateral Agent whenever any of its application or registration relating to any such material Intellectual Property has been (or is alleged to have been) abandoned, dedicated to the public or otherwise terminated.

                                                               (ii)               Within thirty (30) days after filing any application for registration (or any similar request) of any material Intellectual Property with the United States Copyright Office, the United States Patent and Trademark Office, or any similar office or agency of the United States, any State thereof or other country, or any political subdivision thereof, each Grantor will give the Collateral Agent notice of such filing and will execute, deliver and file any agreements, instruments, registrations and filings to confirm the Collateral Agent’s security interest therein and to put such security interest of record in such office.

                                                             (iii)               Upon owning an interest in any material Intellectual Property, each Grantor will sign and deliver to the Collateral Agent Intellectual Property Security Agreements with respect to all of its registered material Intellectual Property.  In each case, such Grantor will promptly make all Intellectual Property Filings necessary to record the security interests granted to the Collateral Agent hereunder in such material Intellectual Property.

(f)        Deposit Accounts.  Attached hereto as Schedule 3.2(f) is a list of all locations where any Grantor maintains any lockbox account, Deposit Account, Securities Account, Commodity Account or other bank account as of the date hereof.

(g)       Proceeds Account. As soon as practicable, but in no event more than 30 days after the date hereof, the Borrower shall establish a dollar-denominated deposit account (the "Proceeds Account") that shall be capable of receiving deposits denominated in U.S. currency and that shall be the subject of an account control agreement.  Collateral Agent, on behalf of the Secured Parties, shall have, and is hereby granted, a first priority perfected Lien on all sums on deposit from time to time in the Proceeds Account.  Borrower shall cause the banking institution at which the Proceeds Account is maintained to provide Collateral Agent with access to review the activity of the Proceeds Account and to deliver to Collateral Agent such instruments and agreements as are necessary in order to evidence and perfect the first priority Lien on sums on deposit in the Proceeds Account created hereby.

(h)       Investment Property. If any Grantor shall at any time hold or acquire any Security Certificate for an entity other than a Subsidiary with a fair value in excess of $50,000, such Grantor shall promptly endorse, assign, and deliver the same to the Collateral Agent, accompanied by such instruments of transfer or assignment duly executed in blank. If any Security now or hereafter acquired by any Grantor is uncertificated and is issued to any Grantor or its nominee directly by the issuer thereof, such Grantor shall promptly notify the Collateral Agent of such issuance and either (i) cause the issuer thereof to agree to comply with instructions from the Collateral Agent as to such Security, without further consent of such Grantor or such nominee, or (ii) arrange for the Collateral Agent to become the registered owner of such Security (if agreed to by the Collateral Agent). If any Securities, whether certificated or uncertificated, or other Investment Property now or hereafter acquired by any Grantor, are held by such Grantor or its nominee through a Securities Intermediary, such Grantor shall promptly notify the Collateral Agent thereof, and cause such Securities Intermediary to agree to comply with entitlement orders or other instructions from the Collateral Agent to such Securities Intermediary as to such Securities or other Investment Property, without further consent of such Grantor or such nominee.  The Collateral Agent agrees with each Grantor that the Collateral Agent shall not give any such entitlement orders or instructions or directions to any issuer, Securities Intermediary, and shall not withhold its consent to the exercise of any withdrawal or dealing rights by such Grantor, unless an Event of Default has occurred and is continuing.

(i)         Commercial Tort Claims. If any Grantor shall at any time hold or acquire a Commercial Tort Claim in excess of $100,000, such Grantor shall immediately notify the Collateral Agent in writing of the details thereof and grant to the Collateral Agent in such writing a security interest therein and in the proceeds thereof, all upon the terms of this Agreement.  Upon receipt of such notice, the Collateral Agent is hereby authorized to amend Schedule 3.1(j) to include the details of such Commercial Tort Claim.  Such Grantor shall file any necessary financing statements and other filings or registrations relating to the Collateral Agent’s security interests and rights in such Commercial Tort Claim.

(j)         Insurance. Each Grantor will carry insurance of a type, kind and amount customarily carried by similar Persons operating in similar industries. All casualty and property insurance policies required hereby and by the other Finance Documents shall contain clauses providing that the proceeds thereof shall be payable to the Collateral Agent as its interests may appear. All insurance policies required hereby and by the other Finance Documents shall contain clauses providing that the Collateral Agent and the other Secured Parties are additional insureds thereunder and providing that such policies may not be cancelled, reduced or otherwise negatively affected without at least thirty (30) days prior written notice to the Collateral Agent. Upon request by the Collateral Agent during the continuation of any Event of Default, each Grantor shall deliver to the Collateral Agent the original policies, evidence of payment of premiums, certificates evidencing renewals, and such other information regarding such insurance as the Collateral Agent may reasonably request. In the event of any loss under any insurance policies so carried by any Grantor, the Collateral Agent shall, after it has determined in its sole judgment that such Grantor has failed to commence or diligently pursue efforts to collect the same, have the right (but not the obligation) to make proof of loss and collect the same, and all amounts so received shall be applied in accordance with Section 4.4 of this Agreement.  In the preceding instances during the continuance of an Event of Default, the Collateral Agent is hereby authorized but not obligated to enforce in its name or in the name of any Grantor payment of any or all of said policies or settle or compromise any claim in respect thereof, and to collect and make receipts for the proceeds thereof and, in and during such events, the Collateral Agent is hereby appointed by each Grantor’s agent and attorney-in-fact to endorse any check or draft payable to such Grantor in order to collect the proceeds of insurance. In the event of the sale of any Collateral pursuant to the Collateral Agent’s exercise of any remedies hereunder, or other transfer of title to the Collateral in extinguishment in whole or in part of the Secured Obligations, all right, title and interest of any Grantor in and to such policies then in force concerning the Collateral and all proceeds payable thereunder shall thereupon vest in the purchaser at such sale or other transferee in the event of such other transfer of title.

(k)       Documents, Instruments, etc. Attached hereto as Schedule 3.2(k) is a list of all promissory notes and other evidences of indebtedness held by each Grantor, including all intercompany notes between any of the Grantors as of the date hereof. Each Grantor will cause all of its Instruments and Chattel Paper included within the Collateral to have only one original counterpart. Each Grantor will promptly deliver to the Collateral Agent all originals of its Documents, Instruments and Chattel Paper which are included within the Collateral.  Each Grantor will mark each of its Tangible Chattel Paper which is included within the Collateral with a legend indicating that such Tangible Chattel Paper is subject to the security interest granted by this Agreement. If any of the Collateral is or shall become Electronic Chattel Paper, such Grantor shall ensure that (1) a single authoritative copy exists which is unique, identifiable and unalterable (except as provided in clauses (3), (4) and (5) of this paragraph), (2) such authoritative copy identifies the Collateral Agent as the assignee and is communicated to and maintained by the Collateral Agent or its designee, (3) copies or revisions that add or change the assignee of the authoritative copy can only be made with the participation of the Collateral Agent, (4) each copy of the authoritative copy and any copy of a copy is readily identifiable as a copy and not the authoritative copy and (5) any revision of the authoritative copy is readily identifiable as an authorized or unauthorized revision.

(l)         Equipment. Attached hereto as Schedule 3.2(l) is a list of all Equipment with a fair value in excess of $10,000 held by each Grantor, along with the location, a description and the serial number, if available, of such Equipment. Upon receipt of any additional Equipment, the Grantors will promptly notify Collateral Agent and update Schedule 3.2(l) to reflect such additional Equipment.

(m)     Additional Collateral. Upon receiving any Collateral after the date hereof, or becoming aware of any Collateral not previously disclosed to the Collateral Agent, each Grantor shall promptly notify Collateral Agent of such additional Collateral and provide evidence, upon which the Collateral Agent may conclusively rely, of the creation of the Collateral Agent's valid first priority Lien on such Collateral.

(n)       Asset and Chief Executive Office Locations. Each Grantor shall not permit any Collateral to be located anywhere else other than the asset locations specified in Section 3.1(f) hereof and shall not change its chief executive office or principal place of business without first giving at least 30 days’ prior written notice to the Collateral Agent and taking all action required for the purpose of perfecting or protecting the security interest granted by this Agreement.

(o)       Letters of Credit. With respect to any Letters of Credit in excess of $100,000 that are by their terms transferable, each Grantor will use commercially reasonable efforts to cause all issuers and nominated Persons under Letters of Credit in which a Grantor is the beneficiary or assignee to consent to the assignment of such Letter of Credit to the Collateral Agent and, upon receipt of written notice from the Collateral Agent that an Event of Default has occurred, and so long as such Event of Default is continuing, it shall cause all payments thereunder to be made to the Collateral Agent.  With respect to any Letters of Credit that are not transferable, each Grantor shall use commercially reasonable efforts to obtain the consent of the issuer thereof and any nominated Person thereon to the assignment of the proceeds of such Letter of Credit to the Collateral Agent in accordance with Section 5-114(c) of the UCC or any corresponding provisions of the PPSA.

(p)       Award. The Borrower represents that it will discuss with or deliver to counsel for each Noteholder known to Borrower that holds at least 10% of the aggregate outstanding principal amount of the Notes all material information it receives after the date hereof with respect to the Award (or provide a summary of the material facts related thereto), including for the avoidance of doubt payment of any consideration in respect thereof, promptly following receipt thereof, other than any such information that is made generally available to the public or which Borrower is prohibited from disclosing by law or confidentiality obligations, and if counsel for any such Noteholder indicates to the Borrower in writing (which may be via email) that such Noteholder wishes to receive such information, the Borrower will promptly deliver such information or provide a summary of the material facts related thereto to such Noteholder in the same form provided to counsel; provided, however, any such Noteholder that receives any material, non-public information from the Borrower shall not under any circumstances buy or sell any securities of the Borrower or otherwise engage in any trading activities related thereto on the basis of such material, non-public information until such time as such material, non-public information either becomes publicly available or no longer constitutes material, non-public information.  Each Noteholder holding at least 10% of the aggregate outstanding principal amount of the Notes shall provide written notification to the Borrower of the counsel to whom such material information shall be delivered under this Section 3.2(p) and may change such counsel upon written notice to the Borrower.  Award Proceeds received by the Borrower, any other Grantor or any Subsidiary, with respect to the Award shall be deposited into the Proceeds Account in accordance with Section 5.7 of the Restructuring and Sale Agreement.

(q)       Access. Each Grantor shall at all times, upon delivery of notice by the Collateral Agent, allow a representative of the holders of a majority of the outstanding Notes free access to and right of inspection of the Collateral; provided that, unless such representative believes in good faith an Event of Default exists and is ongoing, any such access or inspection shall only be required during the relevant Grantor’s normal business hours and shall be preceded by at least two Business Days prior written notice. Each Grantor shall use commercially reasonable efforts to cause each landlord or other lessor with respect to the locations specified in Section 3.1(f) hereof and the schedules related thereto to execute a collateral access agreement in form and substance reasonably satisfactory to such representative.

(r)        Bailees. Attached hereto as Schedule 3.2(r) are the names of all Persons or entities other than the Grantors (“Bailees”), with possession of any Collateral, including the name and address of such Bailee, a description of the Collateral in such Bailee’s possession and the location of such Collateral. During the continuation of an Event of Default, if Collateral of any Grantor is at any time in the possession or control of a warehouseman, bailee or agent, upon the request of the Collateral Agent such Grantor will (i) notify such warehouseman, bailee or agent of the security interest created hereunder, (ii) instruct such warehouseman, bailee or agent to hold all such Collateral solely for the Collateral Agent’s account subject only to the Collateral Agent’s instructions, (iii) use commercially reasonable efforts to cause such warehouseman, bailee or agent to execute a collateral access agreement in form and substance reasonably satisfactory to the Collateral Agent and authenticate a record (in form and substance reasonably satisfactory to the Collateral Agent) acknowledging that it holds possession of such Collateral for the Collateral Agent’s benefit and shall act solely on the instructions of the Collateral Agent without the further consent of the Grantor or any other Person and (iv) if obtained, make such authenticated record available to the Collateral Agent.

(s)        Pledged Interests. (i) If any Grantor currently holds, shall become entitled to receive or shall receive any certificate in respect of any Pledged Stock (including, without limitation, any certificate representing a stock dividend or a distribution in connection with any reclassification, increase or reduction of capital or any certificate issued in connection with any reorganization of such Pledged Stock), option or rights in respect of any Pledged Stock, whether in addition to, in substitution of, as a conversion of, or in exchange for, any shares of the Pledged Stock, or otherwise in respect thereof, such Grantor shall accept the same as the agent of the Collateral Agent and, within five (5) Business Days of such receipt, deliver the same forthwith to the Collateral Agent in the exact form received, duly endorsed by such Grantor to the Collateral Agent, for the benefit of the Secured Parties, together with an undated stock transfer power covering such certificate duly executed in blank by such Grantor, to be held by the Collateral Agent, for the benefit of the Secured Parties, as additional Collateral for the Obligations.  Except for cash dividends and other cash distributions made in accordance with Section 3.2(s)(iii), in case any distribution shall be made on or in respect of the Pledged Stock or any property shall be distributed upon or with respect to the Pledged Stock, the property so distributed shall be delivered to the Collateral Agent, for the benefit of the Secured Parties, within five (5) Business Days of its receipt, to be held by it as additional Collateral for the Obligations.

(ii)        Each Grantor shall cause each Issuer to agree that (i) it will be bound by the terms of this Agreement relating to the Pledged Stock issued by it and will comply with such terms insofar as such terms are applicable to it and (ii) the terms of Sections 3.2(s)(iv) and 4.1(e) shall apply to it, mutatis mutandis, with respect to all actions that may be required of it pursuant to Section 3.2(s)(iv) with respect to the Pledged Stock issued by it.

(iii) Unless an Event of Default shall have occurred and be continuing, each Grantor shall be permitted to receive cash dividends and other cash distributions in respect of the Pledged Stock paid in the normal course of business or otherwise as a result of the exercise of reasonable business judgment of the relevant Issuer and to exercise all voting and corporate rights with respect to the Pledged Stock; provided, that no vote shall be cast or corporate or other organizational right exercised or other action taken which would be inconsistent with or result in any diminution in the value of the Pledged Stock (other than the approval and actions related to the payment of any such cash dividends or other cash distributions).

(iv)       Each Grantor hereby authorizes and instructs each Issuer of any Pledged Stock to (i) comply with any instruction received by it from the Collateral Agent in writing that (1) states that an Event of Default has occurred and is continuing and (2) is otherwise in accordance with the terms of this Agreement, without any other or further instructions from such Grantor, and each Grantor agrees that each Issuer shall be fully protected in so complying and shall have no duty or right to inquire as to the Collateral Agent’s authority to give such instruction, and (ii) when required hereby, pay any dividends or other payments with respect to the Pledged Stock directly to the Collateral Agent, for the benefit of the Secured Parties.

(t)        Subsidiaries.  If any Subsidiary of any Grantor shall own, acquire or have an interest in a material asset or property, such Person shall promptly, but in no case more than five (5) Business Days after such acquisition, execute and deliver a Security Agreement Supplement in accordance with Section 6.2 to become an Additional Grantor. As of the date hereof, no Subsidiary of any Grantor owns an interest in any material assets or property.

Article IV

Remedies, Powers and Authorizations

Section 4.1            Provisions Concerning the Collateral.

(a)       Authorization to file Financing Statements.  Each Grantor hereby irrevocably agrees to file in any necessary jurisdiction any amendments to existing financing statements and any initial financing statements and amendments thereto that (i) indicate the

Collateral (1) as “all assets of such debtor other than the Award” or words of similar effect, regardless of whether any particular asset comprised in the Collateral falls within the scope of Article 9 of the UCC or the corresponding provisions of the PPSA, or (2) as being of an equal or lesser scope or with greater detail; (ii) contain any other information required by Article 9 of the UCC or the corresponding provisions of the PPSA for the sufficiency or filing office acceptance of any financing statement or amendment, including the address of such Grantor, whether such Grantor is an organization, the type of organization and any organization identification number issued to such Grantor; and (iii) are necessary to properly effectuate the transactions described in the Finance Documents. Each Grantor agrees to furnish copies of such filings to the Collateral Agent promptly.  Each Grantor hereby further agrees to file one or more continuation statements to such financing statements.

(b)       Power of Attorney.  Each Grantor hereby irrevocably appoints the Collateral Agent as such Grantor’s attorney-in-fact and proxy, with full authority in the place and stead of such Grantor and in the name of such Grantor or otherwise, upon the occurrence and during the continuance of an Event of Default, to take any action, and to execute or endorse any instrument, certificate or notice, which the Collateral Agent may deem necessary or advisable to accomplish the purposes of this Agreement, including any action or instrument:  (i) to obtain and adjust any insurance required to be maintained by the Grantors hereunder or paid to the Collateral Agent pursuant hereto; (ii) to ask, demand, collect, sue for, recover, compound, receive and give acquittance and receipts for moneys due and to become due under or in respect of any of the Collateral; (iii) to receive, indorse and collect any drafts or other Instruments, Documents or other Collateral; (iv) to enforce any obligations included among the Collateral; and (v) to file any claims or take any action or institute any proceedings which the Collateral Agent may deem necessary or desirable for the collection of any of the Collateral or otherwise to enforce, perfect, or establish the priority of the rights of such Grantor or the Collateral Agent with respect to any of the Collateral.  Each Grantor hereby acknowledges that such power of attorney and proxy are coupled with an interest, are irrevocable, and are to be used by the Collateral Agent for the sole benefit of the Secured Parties.

(c)       Performance by the Collateral Agent.  If any Grantor fails to perform promptly any agreement or obligation contained herein, the Collateral Agent may, but shall not be obligated to, itself perform, or cause performance of, such agreement or obligation, and the expenses of the Collateral Agent incurred in connection therewith shall be payable by such Grantor under Section 5.5.

(d)      Bailees.  If any Collateral of any Grantor is at any time in the possession or control of any warehouseman, bailee or any of such Grantor’s agents or processors, such Grantor shall, upon the occurrence and during the continuance of an Event of Default, upon the reasonable request of the Collateral Agent, promptly notify such warehouseman, bailee, agent or processor of the Collateral Agent’s rights hereunder and instruct such Person to hold all such Collateral for the Collateral Agent’s account subject to the Collateral Agent’s instructions.  No such request by the Collateral Agent shall be deemed a waiver of any provision hereof which was otherwise violated by such Collateral being held by such Person prior to such instructions by such Grantor.

(e)       Sales of Pledged Stock.  (i) Each Grantor recognizes that the Collateral Agent may be unable to effect a public sale of any or all the Pledged Stock, by reason of certain prohibitions contained in the Securities Act and applicable state securities laws or otherwise, and may be compelled to resort to one or more private sales thereof to a restricted group of purchasers which will be obliged to agree, among other things, to acquire such securities for their own account for investment and not with a view to the distribution or resale thereof.  Each Grantor acknowledges and agrees that any such private sale may result in prices and other terms less favorable than if such sale were a public sale and, notwithstanding such circumstances, agrees that selling collateral in a private sale as opposed to a public sale shall not be deemed to make such sale other than in a commercially reasonable manner.  The Collateral Agent shall be under no obligation to delay a sale of any of the Pledged Stock for the period of time necessary to permit the Issuer thereof to register such securities for public sale under the Securities Act, or under applicable state securities laws, even if such Issuer would agree to do so.

(ii) Each Grantor agrees to use their best efforts to promptly do or cause to be done all such other acts as may be necessary to make such sale or sales of all or any portion of the Pledged Stock pursuant to this Section 4.1(e) valid and binding and in compliance with any and all other applicable laws.

(f)        Collection.  The Collateral Agent shall have the right at any time, upon the occurrence and during the continuance of an Event of Default and upon written notice to such Grantor of its intention to do so, to notify, or to require any Grantor to notify, any and all obligors under any Receivables, General Intangibles, Instruments, Chattel Paper, or other rights to payment included among the Collateral of the assignment thereof to the Collateral Agent under this Agreement and to direct such obligors to make payment of all amounts due or to become due to such Grantor thereunder directly to the Collateral Agent and, upon such notification and at the expense of such Grantor and to the extent permitted by law, to enforce collection of any such Receivables, General Intangibles, Instruments, Chattel Paper, or other rights to payment and to adjust, settle or compromise the amount or payment thereof, in the same manner and to the same extent as such Grantor could have done. After any Grantor receives notice that the Collateral Agent has given, or after the Collateral Agent has required any Grantor to give, any notice referred to above in this subsection, and so long as any Event of Default shall be continuing:

                                                                 (i)               all amounts and proceeds (including instruments and writings) received by such Grantor in respect of such Receivables, General Intangibles, Instruments, Chattel Paper, or other rights to payment shall be received in trust for the benefit of the Collateral Agent hereunder, shall be segregated from other funds of such Grantor and shall be forthwith paid over to the Collateral Agent in the same form as so received (with any necessary endorsement) to be, at the Collateral Agent’s discretion, either (A) held as cash collateral and released to such Grantor upon the remedy of all Events of Default, or (B) while any Event of Default is continuing, applied as specified in Section 4.3, and

                                                               (ii)               such Grantor will not adjust, settle or compromise the amount or payment of any such Receivable, General Intangible, Instrument, Chattel Paper, or other right to payment or release wholly or partly any account debtor or obligor thereof or allow any credit or discount thereon.

Section 4.2   Event of Default Remedies.

  If an Event of Default shall have occurred and be continuing, the Collateral Agent may from time to time in its discretion, without limitation and without notice except as expressly provided below, in each case as directed by the Trustee:

(a)       exercise in respect of the Collateral, in addition to any other rights and remedies provided for herein or otherwise available to it at law, in equity or under any statute or other agreement, all the rights and remedies of a secured party on default under the UCC and the PPSA (to the extent the UCC or the PPSA applies to the affected Collateral);

(b)       require each Grantor to, and each Grantor hereby agrees that it will at its expense and upon request of the Collateral Agent forthwith, assemble all or part of the Collateral as directed by the Collateral Agent and make it (together with all books, records and information of such Grantor relating thereto) available to the Collateral Agent at a place to be designated by the Collateral Agent;

(c)       prior to the disposition of any Collateral, (i) to the extent permitted by applicable law, enter, with or without process of law and without breach of the peace, any premises where any of the Collateral is or may be located, and without charge or liability to the Collateral Agent seize and remove such Collateral from such premises, (ii) have access to and use the relevant Grantor’s books, records, and information relating to the Collateral, and (iii) store or transfer any of the Collateral without charge in or by means of any storage or transportation facility owned or leased by the relevant Grantor, process, repair or recondition any of the Collateral or otherwise prepare it for disposition in any manner and to the extent the Collateral Agent deems appropriate and, solely as reasonably necessary for such preparation and disposition, use without charge any copyright, trademark, trade name, patent or technical process used by such Grantor;

(d)      reduce its claim to judgment or foreclose or otherwise enforce, in whole or in part, the security interest created hereby by any available judicial procedure;

(e)       dispose of, at its office, on the premises of the respective Grantor or elsewhere, all or any part of the Collateral, as a unit or in parcels, by public or private proceedings, and by way of one or more contracts (it being agreed that the sale of any part of the Collateral shall not exhaust the Collateral Agent’s power of sale, but sales may be made from time to time, and at any time, until all of the Collateral has been sold or until the Secured Obligations have been irrevocably paid and performed in full), and at any such sale it shall not be necessary to exhibit any of the Collateral;

(f)        buy (or allow one or more of the Secured Parties to buy) the Collateral, or any part thereof, at any public sale;

(g)       buy (or allow one or more of the Secured Parties to buy) the Collateral, or any part thereof, at any private sale if the Collateral is of a type customarily sold in a recognized market or is of a type which is the subject of widely distributed standard price quotations;

(h)       appoint by instrument in writing one or more receivers, interim receiver, managers or receiver/manager for the Collateral or the business and undertaking of any Grantor pertaining to the Collateral; and

(i)         exercise all voting rights, or any other ownership or consensual rights (including any dividend or distribution rights) in respect of the Pledged Interests owned by such Grantor, but under no circumstances is Collateral Agent obligated by the terms of this Agreement to exercise such rights, and (b) if Collateral Agent duly exercises its right to vote any of such Pledged Interests, such Grantor hereby appoints Collateral Agent, such Grantor’s true and lawful attorney-in-fact and proxy to vote such Pledged Interests in any manner Collateral Agent deems advisable for or against all matters submitted or which may be submitted to a vote of shareholders, partners or members, as the case may be.  The power-of-attorney and proxy granted hereby is coupled with an interest and shall be irrevocable during any period when an Event of Default has occurred and is continuing.  Upon such Event of Default being cured or waived, such rights shall automatically revert to the Grantor and such power-of attorney and proxy shall terminate.

Each Grantor agrees that, to the extent notice of sale shall be required by law, at least ten (10) days’ notice to such Grantor of the time and place of any public sale or the time after which any private sale is to be made shall constitute reasonable notification.  The Collateral Agent shall not be obligated to make any sale of Collateral regardless of notice of sale having been given.  The Collateral Agent may adjourn any public or private sale from time to time by announcement at the time and place fixed therefor, and such sale may, without further notice, be made at the time and place to which it was so adjourned.

In addition to the foregoing, if any Event of Default has occurred and is continuing:

(A)       the Collateral Agent may license, or sublicense whether on an exclusive or non-exclusive basis, any Copyrights, Patents or Trademarks included in the Collateral throughout the world for such term or terms, on such conditions and in such manner as the Collateral Agent shall in its sole discretion determine unless such action is prohibited by the terms of a Copyright License, Trademark License or Patent License included in the Collateral;
(B)        the Collateral Agent may (without assuming any obligations or liability thereunder), at any time and from time to time, in its sole discretion, enforce (and shall have the exclusive right to enforce) against any licensee or sublicensee all rights and remedies of the Grantor in, to and under any Copyright Licenses, Patent Licenses or Trademark Licenses included in the Collateral and take or refrain from taking any action under any thereof unless such action is prohibited by the terms of a Copyright License, Trademark License or Patent License included in the Collateral; and
(C)        upon request by the Collateral Agent, each Grantor will execute and deliver to the Collateral Agent a power of attorney, in form and substance satisfactory to the Collateral Agent, for the implementation of any lease, assignment, license, sublicense, grant of option, sale or other disposition of a Copyright, Patent or Trademark or any action related thereto.

Section 4.3     Disposition of Pledged Interests by Collateral Agent.

  None of the Pledged Interests existing as of the date hereof are, and Pledged Interests hereafter acquired on the date of acquisition thereof may or may not be, registered or qualified under the various federal or state securities laws of the United States and disposition thereof after an Event of Default has occurred and is continuing may be restricted to one or more private (instead of public) sales in view of the lack of such registration.  Each Grantor understands that in connection with such disposition, Collateral Agent may approach only a restricted number of potential purchasers and further understands that a sale under such circumstances may yield a lower price for the Pledged Interests than if the Pledged Interests were registered and qualified pursuant to federal and state securities laws and sold on the open market.  Each Grantor, therefore, agrees that:  (a) if Collateral Agent shall, pursuant to the terms of this Agreement, sell or cause the Pledged Interests or any portion thereof to be sold at a private sale, Collateral Agent shall have the right to rely upon the advice and opinion of any nationally recognized brokerage or investment firm (but shall not be obligated to seek such advice and the failure to do so shall not be considered in determining the commercial reasonableness of such action) as to the best manner in which to offer the Pledged Interest or any portion thereof for sale and as to the best price reasonably obtainable at the private sale thereof; and (b) such reliance shall be conclusive evidence that Collateral Agent has handled the disposition in a commercially reasonable manner.

Section 4.4      Application of Proceeds.

  If the Collateral Agent collects any money pursuant to this Agreement upon realization of any Collateral, it shall pay out the money in the following order:

(a)        first, to the Trustee and the Collateral Agent, their agents and attorneys for amounts due to them hereunder or under the Indenture, including payment of all compensation, expenses and liabilities incurred, and all indemnities due to the Trustee or the Collateral Agent and the costs and expenses of collection;

(b)        second, to the Trustee, for the benefit of the Noteholders for amounts due and unpaid on the Notes for principal, premium, if any, interest and any other amounts;

(c)        third, to the CVR Holders an amount set forth in a Surplus Certificate furnished by the Borrower to the Collateral Agent, which shall be delivered to the Collateral Agent as soon as reasonably practicable.  The “Surplus Certificate” is a certificate that sets forth the Borrower’s reasonable calculation of the amount that is then due and payable to the CVR Holders pursuant to the terms of the CVRs, as approved by the Board of Directors of the Company (the “CVR Amount”), and is signed by the Chief Executive Officer of the Borrower.  Distributions to the CVR Holders will be subject to receipt by the Collateral Agent of the following information or documentation from the relevant CVR Holder: wiring instructions (including a telephone number and contact for call-back confirmation);  W-8, W-9 or other relevant tax forms and such other information as the Collateral Agent may require. Distributions to the CVR Holders will be made in an amount based on the CVR ownership percentage indicated for the relevant CVR Holder on Exhibit A hereto, as such amount may be amended from time to time in writing delivered by the relevant CVR Holder to the Collateral Agent to reflect any transfers of CVRs.  The Collateral Agent shall provide a copy of the Surplus Certificate to any CVR Holders holding 25% or more of the aggregate CVRs held by CVR Holders as set forth on Exhibit A hereto as in effect at such time; and

(d)       fourth, the Surplus Amount to the Borrower or to such party as a court of competent jurisdiction shall direct including another Grantor, if applicable.  The “Surplus Amount” is the amount of money remaining after payment by the Collateral Agent of the CVR Amount.

Subject to any applicable abandoned property law, any money collected hereunder by the Collateral Agent for the CVR Holders remaining unclaimed for two years after such collection shall be paid to the Borrower on its written request; and the relevant CVR Holder shall thereafter look only to the Borrower for payment thereof, and all liability of the Collateral Agent with respect to such money shall thereupon cease.

Section 4.5   Deficiency.

  In the event that the proceeds of any sale, collection or realization of or upon Collateral by the Collateral Agent are insufficient to pay all Secured Obligations and any other amounts to which the Collateral Agent or any other Secured Party is legally entitled, all Grantors shall be jointly and severally liable for the deficiency, together with interest thereon as provided in the governing Finance Documents or (if no interest is so provided) at such other rate as shall be fixed by applicable law, together with the costs of collection and the fees of any legal counsel employed by the Collateral Agent or any other Secured Party to collect such deficiency.

   Section 4.6   Non-Judicial Remedies.

  In granting to the Collateral Agent the power to enforce its rights hereunder without prior judicial process or judicial hearing, each Grantor expressly waives, renounces and knowingly relinquishes any legal right which might otherwise require the Collateral Agent to enforce its rights by judicial process.  In so providing for non-judicial remedies, each Grantor recognizes and concedes that such remedies are consistent with the usage of trade, are responsive to commercial necessity, and are the result of a bargain at arm’s length.  Nothing herein is intended, however, to prevent the Collateral Agent from resorting to judicial process at its option.

  Section 4.7    Other Recourse.

  Each Grantor waives any right to require the Collateral Agent or any other Secured Party to proceed against any other Person, to exhaust any Collateral or other security for the Secured Obligations, to have any other Grantor or any Other Liable Party joined with such Grantor in any suit arising out of the Secured Obligations or this Agreement, or to pursue any other remedy in the Collateral Agent’s or such Secured Party’s power.  Each Grantor further waives any and all notice of acceptance of this Agreement and of the creation, modification, rearrangement, renewal or extension for any period of any of the Secured Obligations of any other Grantor or any Other Liable Party from time to time.  Each Grantor further waives any defense arising by reason of any disability or other defense of any other Grantor or any Other Liable Party or by reason of the cessation from any cause whatsoever of the liability of any other Grantor or any Other Liable Party.  This Agreement shall continue as to each Grantor irrespective of the fact that the liability of any other Grantor or any Other Liable Party may have ceased and irrespective of the validity or enforceability of any other Finance Document to which any Grantor or any Other Liable Party may be a party, and notwithstanding any death, incapacity, reorganization, or bankruptcy of any Grantor or any Other Liable Party or any other event or proceeding affecting any Grantor or any Other Liable Party.  Until all of the Secured Obligations shall have been irrevocably paid in full, no Grantor shall have any right to subrogation and each Grantor waives the right to enforce any remedy which the Collateral Agent or any other Secured Party has or may hereafter have against any other Grantor or any Other Liable Party, and waives any benefit of and any right to participate in any other security whatsoever now or hereafter held by the Collateral Agent.  Each Grantor authorizes the Collateral Agent and each other Secured Party, without notice or demand, without any reservation of rights against such Grantor, and without in any way affecting such Grantor’s liability hereunder or on the Secured Obligations, from time to time to (a) take or hold any other property of any type from any other Person as security for the Secured Obligations, and exchange, enforce, waive and release any or all of such other property, (b) apply the Collateral or such other property and direct the order or manner of sale thereof as the Collateral Agent or such Secured Party may in its discretion determine, (c) renew, extend for any period, accelerate, modify, compromise, settle or release any of the obligations of any other Grantor or any Other Liable Party in respect of any or all of the Secured Obligations or other security for the Secured Obligations, (d) waive, enforce, modify, amend, restate or supplement any of the provisions of any Finance Document with any Person other than such Grantor and (e) release or substitute any Grantor or any Other Liable Party.

Article V
TRUSTEE AND COLLATERAL AGENT

Section 5.1            Duties of Collateral Agent.

(a)       The Collateral Agent is hereby appointed by the Borrower as the Collateral Agent for the Secured Parties.  The Collateral Agent shall only act at the direction of the Trustee, subject to its rights herein.  The Collateral Agent shall be merely an agent and have no fiduciary duties to the Trustee, the Noteholders or the CVR Holders.  The Collateral Agent may refuse to follow any direction that conflicts with law or this Agreement or that may result in personal liability to the Collateral Agent.  Prior to taking any action under this Agreement, the Collateral Agent will be entitled to indemnification or security satisfactory to it in its sole discretion against all losses, liabilities, fees and expenses caused by taking or not taking such action in accordance herewith.

                                                              (i)               The duties of the Collateral Agent shall be determined solely by the express provisions of this Agreement and the Collateral Agent need perform only those duties that are specifically set forth in this Agreement and no others, and no implied covenants or obligations shall be read into this Agreement or the Security Documents against the Collateral Agent.

                                                             (ii)               In the absence of bad faith on its part, the Collateral Agent may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Collateral Agent.

                                                            (iii)               The Collateral Agent shall not be liable for any error of judgment made in good faith by a Responsible Officer, unless it is proved that the Collateral Agent was grossly negligent in ascertaining the pertinent facts.

                                                            (iv)               The Collateral Agent shall not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to this Agreement.

(b)       No provision of this Agreement or any other Finance Document shall require the Collateral Agent to expend or risk its own funds or incur any liability in the performance of any of its duties hereunder.

(c)       The Collateral Agent shall not be liable for interest on any money received by it or to make any investments.  Money held by the Collateral Agent need not be segregated from other funds.

(d)      The Collateral Agent shall not be deemed to have notice or any knowledge of any matter (including without limitation Events of Default) unless a Responsible Officer of the Collateral Agent, has received written notice thereof (addressed as provided in Section 6.1), and such notice clearly references the Notes or this Agreement.

(e)       The rights, privileges and protections of the Collateral Agent set forth in this Article V shall apply equally in respect of the any other document to which the Collateral Agent is a party.

Section 5.2            Rights of the Collateral Agent.

(a)       The Collateral Agent may conclusively rely upon and will be protected in acting or refraining from acting upon, whether in its original, facsimile or other electronic form, any document believed by it to be genuine and to have been signed or presented by the proper Person.  The Collateral Agent need not investigate any fact or matter stated in the document (regardless of whether any such document is subject to any monetary or other limit).

(b)       Before the Collateral Agent acts or refrains from acting, it may require an officers’ certificate or an opinion of counsel or both.  The Collateral Agent shall not be liable for any action taken or not taken in good faith in reliance on such officers’ certificate or opinion of counsel, as the case may be.  The Collateral Agent may consult with professional advisers (including counsel) and the advice or written advice of such professional adviser or any opinion of counsel shall be full and complete authorization and protection from liability in respect of any action taken, suffered or omitted by them hereunder in good faith and in reliance thereon.

(c)       The Collateral Agent may act through its attorneys and agents and shall not be responsible for the misconduct or negligence of any agent appointed with due care.

(d)      The Collateral Agent shall not be liable for any action it takes or omits to take in good faith that it believes to be authorized or within the rights or powers conferred upon it by this Agreement.

(e)       The Collateral Agent shall be under no obligation to exercise any of the rights or powers vested in it by this Agreement at the request or direction of the Trustee unless it has been offered security or indemnity satisfactory to the Collateral Agent against the losses, liabilities and expenses that might be incurred by it in compliance with such request or direction.

(f)        The Collateral Agent shall have no duty to inquire as to the performance of the covenants of the Grantors herein or to determine the accuracy of the representations and warranties of the Grantors herein.  Delivery of reports, information and documents to the Collateral Agent is for informational purposes only and the Collateral Agent’s receipt of the foregoing shall not constitute actual or constructive notice of any information contained therein or determinable from information contained therein.

(g)       The Collateral Agent is not required to give any bond or surety with respect to the performance or its duties or the exercise of its powers under this Agreement.

(h)       The permissive right of the Collateral Agent to take the actions permitted by this Agreement shall not be construed as an obligation or duty to do so.  Notwithstanding anything in this Agreement to the contrary, the Collateral Agent shall not exercise any discretion or take any discretionary actions, but shall act only as directed by the Trustee and subject to its rights and protections herein, including the right to be indemnified or secured to its satisfaction prior to acting.

(i)         In no event shall the Collateral Agent be responsible or liable for any failure or delay in the performance of their obligations hereunder arising out of or caused by acts of war or terrorism or any other national or international calamity or emergency (including natural disasters or acts of God), it being understood that the Collateral Agent shall use reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.

(j)         In no event shall the Collateral Agent be liable for indirect, special, incidental, punitive or consequential losses or damages of any kind whatsoever, including but not limited to lost profits, whether or not foreseeable, even if the Collateral Agent has been advised of the possibility thereof and regardless of the form of action in which such damages are sought.

(k)       The Collateral Agent shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document.

(l)         No provision of this Agreement shall require the Collateral Agent to do anything which, in its opinion on advice of counsel, may be illegal or contrary to applicable law or regulation.

(m)     The Collateral Agent may retain professional advisors to assist it in performing its duties under this Agreement.  The Collateral Agent may consult with such professional advisors or with counsel, and the advice or opinion of such professional advisors or counsel with respect to legal or other matters relating to this Agreement and the other Finance Documents shall be full and complete authorization and protection from liability in respect of any action taken, omitted or suffered by them hereunder in good faith and in reliance on the advice or opinion of such counsel.

(n)       The Collateral Agent shall accept without investigation, requisition or objection such right and title as each Grantor may have to any of the Collateral and shall not be bound or concerned to examine or inquire into or be liable for any defect or failure in the right or title of the relevant Grantor to the Collateral or any part thereof, whether such defect or failure was known to the Collateral Agent or might have been discovered upon examination or inquiry and whether capable of remedy or not, and shall have no responsibility for the validity, value or sufficiency of the Collateral.

(o)       Without prejudice to the provisions hereof, the Collateral Agent shall be under no obligation to insure any of the Collateral or any certificate, note, bond or other evidence in respect thereof, or to require any other Person to maintain any such insurance and shall not be responsible for any loss, expense or liability which may be suffered as a result of any assets comprised in the Collateral being uninsured or inadequately insured.

(p)       The Collateral Agent shall not be responsible for any loss, expense or liability occasioned to the Collateral, howsoever caused, by the Collateral Agent or by any act or omission on the part of any other Person (including any bank, broker, depositary, warehouseman or other intermediary or by any clearing system or other operator thereof), or otherwise, unless such loss is occasioned by the gross negligence, willful misconduct or fraud of the Collateral Agent.

(q)       Beyond the exercise of reasonable care in the custody thereof, the Collateral Agent shall have no duty or liability as to the Collateral (if any) in its possession or control or in the possession or control of any agent or bailee or any income thereon or as to preservation of rights against prior parties or any other rights pertaining thereto and the Collateral Agent shall not be responsible or liable for filing any financing or continuation statements or recording any documents or instruments in any public office at any time or times or otherwise creating, perfecting or maintaining the priority, perfection or validity of any security interest in the Collateral.  The Collateral Agent shall be deemed to have exercised reasonable care in the custody of the Collateral in its possession if the Collateral is accorded treatment substantially equal to that which it accords its own property and shall not be liable or responsible for any loss or damage to any of the Collateral, or for any diminution in the value thereof, by reason of the act or omission of any warehouseman, carrier, forwarding agency, consignee or other agent or bailee selected by the Collateral Agent in good faith.

(r)        The Collateral Agent shall not be required to take fee simple title to any property, unless prior to taking any remedial action upon default (such as foreclosure action), it has the right to perform sufficient due diligence (which may require environmental assessments under applicable law, including Phase I and Phase II Environmental Site

Assessments), and it has obtained indemnification or security satisfactory to the Collateral Agent and its counsel familiar with applicable environmental law.  The parties hereto hereby agree and acknowledge (and the Noteholders and CVR Holders are deemed to hereby agree and acknowledge) that the neither the Trustee nor the Collateral Agent shall assume, be responsible for or otherwise be obligated for any liabilities, claims, causes of action, suits, losses, allegations, requests, demands, penalties, fines, settlements, damages (including foreseeable and unforeseeable), judgments, expenses and costs (including but not limited to, any remediation, corrective action, response, removal or remedial action, or investigation, operations and maintenance or monitoring costs, for personal injury or property damages, real or personal) of any kind whatsoever, pursuant to any environmental law as a result of this Agreement or any actions taken pursuant hereto unless the foregoing are found by a final, non-appealable judgment of a court of competent jurisdiction to have resulted from its own gross negligence or willful misconduct.  Further, the parties hereto hereby agree and acknowledge (and the Noteholders and CVR Holders are deemed to hereby agree and acknowledge) that in the exercise of its rights under this Agreement, although the Collateral Agent may hold or obtain indicia of ownership primarily to protect the security interest of the Collateral Agent in the Collateral, including without limitation the properties under the real property that constitute Collateral, any such actions taken by the Collateral Agent shall not be construed as or otherwise constitute any participation in the management of such Collateral, including without limitation the real properties that constitute Collateral, under any applicable environmental law, including as those terms are defined in Section 101(20)(E) of the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. §§ 9601 et seq., as amended (“CERCLA”), so long as such actions conform to the requirements, and do not exceed the limitations, of such definitions.

         Section 5.3    Individual Rights of the Collateral Agent.

  The Collateral Agent in its individual or any other capacity may become the owner or pledgee of Notes and may otherwise deal with any Grantor or any affiliate thereof with the same rights it would have if it were not Collateral Agent.

              Section 5.4    Disclaimer for Collateral Agent.

  The Collateral Agent shall not be responsible for and the Collateral Agent makes no representation as to the validity or adequacy of this Agreement, any other Finance Document or the Collateral.  The Collateral Agent shall not be accountable for any statement or recital herein.  The Collateral Agent shall be entitled to assume without inquiry that the Grantors have performed in accordance with all the provisions in this Agreement.

              Section 5.5    Compensation and Indemnity.

  The Borrower and each other Grantor, jointly and severally, shall pay to each of the Collateral Agent from time to time such compensation as shall be agreed in writing for its services hereunder.  The Collateral Agent’s compensation shall not be limited by any law on compensation of a trustee of an express trust.  The Borrower, and each other Grantor, jointly and severally, shall reimburse the Collateral Agent promptly upon reasonable request for all disbursements, advances (if any) and expenses incurred or made by it in addition to the compensation for its services.  Such expenses shall include the compensation, disbursements and expenses of the Collateral Agent’s agents and counsel.

(a)       The Borrower and each other Grantor, jointly and severally, shall indemnify the Collateral Agent (which for purposes of this Section 5.5(b) shall include its officers, directors, employees and agents) against any and all losses, liabilities or expenses incurred by it arising out of, or in connection with, the acceptance or administration of its duties under this Agreement, including the costs and expenses of, and taxes paid by the Collateral Agent in connection with, enforcing its rights in the Collateral and this Agreement against the Borrower and the other Grantors (including this Section 5.5(b)) and defending itself against any claim (whether asserted by the Borrower, the other Grantors, or any Noteholder or CVR Holder or any other Person) or liability in connection with the exercise or performance of any of its powers or duties hereunder or under the Finance Documents, except to the extent any such loss, liability or expense may be attributable to the Collateral Agent’s willful misconduct or gross negligence. None of the Borrower nor any other Grantor need pay for any settlement made without its consent, which consent shall not be unreasonably withheld.

(b)       In addition to the foregoing, the Borrower and the other Grantors shall, jointly and severally, indemnify and hold harmless the Collateral Agent or Trustee from and against any claims, demands, penalties, fines, liabilities, settlements, damages or reasonable costs or expenses of whatever kind or nature, known or unknown, contingent or otherwise, arising out of the following in respect of the Collateral: (w) the presence, disposal, release, or threatened release of any Hazardous Materials which are on, from, or affecting the soil, water, vegetation, buildings, personal property, Persons or animals; (x) any personal injury (including wrongful death) or property damage (real or personal) arising out of or related to such Hazardous Materials; (y) any lawsuit brought or threatened, settlement reached, or government order relating to such Hazardous Materials, and/or (z) any violation of laws, orders, regulations, requirements or demands of government authorities, which are based upon or in any way related to such Hazardous Materials including, reasonable attorney and consultant fees and expenses, reasonable investigation and laboratory fees, court costs, and reasonable litigation expenses, except, in each case, where such claims, demands, penalties, fines, liabilities, settlements, damages, costs or expenses arise from the gross negligence or willful misconduct of the Collateral Agent as determined in a final, non-appealable order of a court of competent jurisdiction.  For purposes of this paragraph, “Hazardous Materials” includes radioactive materials, hazardous materials, hazardous wastes, hazardous or toxic substances defined in CERCLA, the Hazardous Materials Transportation Act, as amended (49 U.S.C. Sections 5108, et seq.), the Resource Conservation and Recovery Act, as amended (42 U.S.C. Sections 6901, et seq.), and in the regulations adopted and publications promulgated pursuant thereto, or any other Federal, state or local environmental law, ordinance, rule, or regulation.  The provisions of this paragraph shall be in addition to any and all other obligations and liabilities the Borrower and the other Grantors may have to the Collateral Agent or the Trustee at common law, and shall survive the termination of this Agreement or the resignation or removal of the Collateral Agent or the Trustee.

(c)       To secure the Borrower’s and any other Grantor’s payment obligations in this Section 5.5, the Collateral Agent shall have a Lien prior to the other Secured Parties on all money or property held or collected by the Collateral Agent, in its capacity as Collateral Agent.  Such lien shall survive the termination of this Agreement or the resignation or removal of the Collateral Agent.

(d)      Without prejudice to any other rights available to the Collateral Agent, when the Collateral Agent incurs expenses or renders services after an Event of Default occurs, the expenses and the compensation for the services (including the fees and expenses of its agents and counsel) are intended to constitute expenses of administration under any bankruptcy law.

         Section 5.6    Replacement of Collateral Agent.

  A resignation or removal of the Collateral Agent and appointment of a successor Collateral Agent shall become effective only upon the successor Collateral Agent’s acceptance of appointment as provided in this Section 5.6.

(a)       The Collateral Agent may resign in writing at any time by so notifying the Borrower.  The Noteholders holding of a majority in aggregate principal amount of the then outstanding Notes may remove the Collateral Agent by so notifying the Trustee, the Collateral Agent and the Borrower in writing.  The Borrower may remove the Trustee if:

                                                           (i)               the Collateral Agent is adjudged a bankrupt or an insolvent or an order for relief is entered with respect to the Collateral Agent under any bankruptcy law;

                                                          (ii)               a custodian or public officer takes charge of the Collateral Agent or its property; or

                                                         (iii)               the Collateral Agent becomes incapable of acting.

(b)       If the Collateral Agent resigns or is removed or if a vacancy exists in the office of Collateral Agent for any reason, the Borrower shall promptly appoint a successor Collateral Agent.  Within one (1) year after the successor Collateral Agent takes office, the Noteholders holding of a majority in aggregate principal amount of the then outstanding Notes may appoint a successor Collateral Agent to replace the successor Collateral Agent appointed by the Borrower.

(c)       If a successor Collateral Agent does not take office within thirty (30) days after the retiring Collateral Agent resigns or is removed the retiring Collateral Agent, the Borrower or the Noteholders holding at least ten percent (10%) in principal amount of the then outstanding Notes may petition any court of competent jurisdiction for the appointment of a successor Collateral Agent.

(d)      A successor Collateral Agent shall deliver a written acceptance of its appointment to the retiring Collateral Agent, the Trustee and the Borrower.  Thereupon, the resignation or removal of the retiring Collateral Agent shall become effective, and the successor Collateral Agent shall have all the rights, powers and duties of the Collateral Agent under this Agreement.  The successor Collateral Agent shall mail a notice of its succession to the Noteholders and the CVR Holders.  The retiring Collateral Agent shall promptly transfer all property held by it as Collateral Agent to the successor Collateral Agent; provided, however, that all sums owing to the retiring Collateral Agent hereunder have been paid and subject to the lien provided for in Section 5.5.  Notwithstanding replacement of the Collateral Agent pursuant to this Section 5.6, the Borrower’s and each other Grantor’s obligations under Section 5.5 shall continue for the benefit of the retiring Collateral Agent.

Section 5.7      Successor Collaterl Agent by Merger.

If the Collateral Agent consolidates, merges or converts into, or transfers all or substantially all of its corporate trust business to, another entity, the successor entity without any further act shall be the successor Collateral Agent.

Section 5.8      USA Patriot Act.

 The Borrower and the other Grantors acknowledge that in accordance with Section 326 of the USA Patriot Act, the Collateral Agent, like all financial institutions and in order to help fight the funding of terrorism and money laundering, is required to obtain, verify, and record information that identifies each Person or legal entity that establishes a relationship or opens an account.  The Borrower and the other Grantors undertake to provide the Collateral Agent with such information as it may request in order for it to satisfy the requirements of the USA Patriot Act, including but not limited to the name, address, tax identification number and other information that will allow it to identify the individual or entity who is establishing the relationship or opening the account and may also ask for formation documents such as articles of incorporation or other identifying documents to be provided.

Section 5.9      Tax Compliance.

 In order to comply with applicable tax laws (inclusive of rules, regulations and interpretations promulgated by competent authorities) related to the Notes or CVRs in effect from time to time (“Applicable Tax Law”) that a foreign financial institution, issuer, trustee, collateral agent or other party is or has agreed to be subject to, the Borrower agrees (i) to provide to the Collateral Agent sufficient information about the parties or transactions (including any modification to the terms of such transactions) so the Collateral Agent can determine whether it has tax related obligations under Applicable Tax Law and (ii) that the Collateral Agent shall be entitled to make any withholding or deduction from payments to the extent necessary to comply with Applicable Tax Law for which the Collateral Agent shall not have any liability.  The terms of this Section 5.9 shall survive the termination of this Indenture.

Section 5.10    Appointment of Collateral Agents.

At any time or times, in order to comply with any legal requirement in any jurisdiction, the Collateral Agent may appoint any bank or trust company or one or more other Persons, either to act as co-agent or co-agents, jointly with the Collateral Agent, or to act as separate agent or agents on behalf of the Collateral Agent and the other Secured Parties, with such power and authority as may be necessary for the effectual operation of the provisions hereof and may be specified in the instrument of appointment.  In so doing, the Collateral Agent may, in the name and on behalf of any Grantor, give to such co-agent or separate agent indemnities and other protections similar to those provided in this Agreement for the Collateral Agent.  The Collateral Agent shall notify Grantors in writing of any such appointment promptly thereafter; provided that, no such notice shall be required if such appointment was made in connection with the Collateral Agent’s or any other Secured Party’s exercise of any remedies hereunder or if an Event of Default has occurred and is continuing.  The Collateral Agent shall not be responsible for the misconduct or negligence of any agent appointed with due care or if acting pursuant to the direction of the Trustee.

Article VI

Miscellaneous

            Section 6.1      Notices.

  Any notice or communication required or permitted hereunder shall be given as provided in Sections 1.05 and 1.06 of the Indenture and shall be addressed to the Collateral Agent and to each other Grantor at the address listed on such Grantor’s signature page hereto or to such other address or to the attention of such other individual as hereafter shall be designated in writing by the applicable party sent in accordance herewith.  The address of the Collateral Agent is as set forth below its signature, or at such other address as notified from time to time to the parties hereto.

            Section 6.2      Amendments; Security Agreement Supplements.

  No amendment of any provision of this Agreement shall be effective unless it is in writing and signed by each Grantor, the Trustee and the Collateral Agent, and no waiver of any provision of this Agreement, and no consent to any departure by any Grantor therefrom, shall be effective unless it is in writing and signed by the Trustee and the Collateral Agent, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given and to the extent specified in such writing.  Upon the execution and delivery by any Person of a security agreement supplement in substantially the form of Exhibit E (each, a “Security Agreement Supplement”): (a) such Person shall be referred to as an “Additional Grantor” and shall become and be a Grantor hereunder, and each reference in this Agreement to a “Grantor” shall also mean and be a reference to such Additional Grantor; and (b) each reference herein to “this Agreement,” “hereunder,” “hereof” or words of like import referring to this Agreement, and each reference in any other Finance Document or the Restructuring and Purchase Agreement to the “Security Agreement,” “thereunder,” “thereof” or words of like import referring to this Agreement, shall mean and be a reference to this Agreement as supplemented by such Security Agreement Supplement.  To the extent requested by the Majority Holders, the Grantors and the Collateral Agent shall amend the provisions of this Agreement to delineate between the Notes and the CVRs in such fashion as reasonably agreed by such holders, the Grantors and the Collateral Agent (acting on its own behalf and not on behalf of the CVR Holders).

            Section 6.3      Preservation of Rights.

  No failure on the part of the Collateral Agent or any other Secured Party to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or the exercise of any other right.  Neither the execution nor the delivery of this Agreement shall in any manner impair or affect any other security for the Secured Obligations.  The rights and remedies of the Collateral Agent provided herein are cumulative and are in addition to, and not exclusive of, any rights or remedies provided by law or otherwise.

            Section 6.4      No Duty of Trustee to CVR Holders.

  The Trustee is entering into this Agreement at the deemed direction of the Noteholders pursuant to the terms of the Fourth Supplemental Indenture.  In entering into this Agreement and in acting under this Agreement, including in connection with the delivery of any enforcement directions to the Collateral Agent, the Trustee is acting solely as trustee on behalf of the holders of the Notes and not on behalf of the CVR Holders.  The parties hereto acknowledge and agree, and by their holding of a CVR, each CVR Holder will be deemed to have acknowledged and agreed, that the Trustee is neither a trustee for nor an agent of the CVR Holders; it is performing no duties on behalf of the CVR Holders and owes the CVR Holders no duty of loyalty or care.

            Section 6.5      Unenforceability.

  Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or invalidity without invalidating the remaining portions hereof or thereof or affecting the validity or enforceability of such provision in any other jurisdiction.

            Section 6.6      Survival of Agreements.

  All representations and warranties of each Grantor herein and all covenants and agreements herein shall survive the execution and delivery of this Agreement, the execution and delivery of any other Finance Document and the creation of the Secured Obligations.

            Section 6.7      Other Liable Parties.

  Neither this Agreement nor the exercise by the Collateral Agent or any Secured Party or the failure of the Collateral Agent or any Secured Party to exercise any right, power or remedy conferred herein or by law shall be construed as relieving any Grantor or any Other Liable Party from liability on the Secured Obligations or any deficiency thereon.

            Section 6.8      Binding Effect and Assignment.

  This Agreement creates a continuing security interest in the Collateral and: (a) shall be binding on each Grantor and its successors and assigns; and (b) shall inure, together with all rights and remedies of the Collateral Agent hereunder, to the benefit of the Collateral Agent and the other Secured Parties and their respective successors, permitted transferees and permitted assigns.  Without limiting the generality of the foregoing, the Collateral Agent and the other Secured Parties may (except as otherwise provided in the other Finance Documents) pledge, assign or otherwise transfer any or all of their respective rights under any or all of the Finance Documents to any other Person, and such other Person shall thereupon become vested with all of the benefits in respect thereof granted herein or otherwise.  None of the rights or duties of any Grantor hereunder may be assigned or otherwise transferred without the prior written consent of the Collateral Agent.

            Section 6.9      Termination.

  Upon the satisfaction in full of the Secured Obligations under the Indenture and the termination, discharge or expiration of the Indenture (other than indemnity or miscellaneous obligations that survive the termination of this Agreement for which no notice of claims has been received by the Grantors) or alternatively upon satisfaction of the requirements set forth in Section 5.7 of the Restructuring and Purchase Agreement, the Collateral shall be released from the Liens created hereby, and this Agreement shall terminate (other than those provisions expressly stated to survive such termination) and all rights to the Collateral shall revert to the applicable Grantor, all without delivery of any instrument or performance of any act by any party.  The Collateral Agent will thereafter, upon any Grantor’s request and at such Grantor’s expense, (a) return to such Grantor such of the Collateral in the Collateral Agent’s possession as shall not have been sold or otherwise disposed of or applied pursuant to the terms hereof and (b) execute and deliver to such Grantor such documents as such Grantor shall reasonably request to evidence such termination.  If any of the Collateral shall be sold or otherwise disposed of by any Grantor in a transaction permitted by the Finance Documents, then the Collateral Agent, at the request and sole expense of such Grantor, shall execute and deliver to such Grantor all releases or other documents reasonably necessary for the release of the Liens created hereby on such Collateral.  Each Grantor acknowledges that it is not authorized to file any financing statement or amendment or termination statement with respect to any financing statement originally filed in connection herewith, other than any required continuation statements, without the prior written consent of the Collateral Agent, subject to such Grantor’s rights under Sections 9-509(d)(2) and 9-518 of the New York UCC.  Notwithstanding anything to the contrary in any Finance Document, upon the satisfaction in full of the Secured Obligations under the Indenture and the termination, discharge or expiration of the Indenture or alternatively upon satisfaction of the requirements set forth in Section 5.7 of the Restructuring and Purchase Agreement, this Agreement and the Liens created hereby shall terminate and the remaining Secured Obligations shall no longer receive the benefit of this Agreement or the Liens created hereby.

            Section 6.10    Governing Law.

  THIS AGREEMENT AND ANY CLAIM, CONTROVERSY OR DISPUTE RELATED TO OR IN CONNECTION WITH THIS AGREEMENT, ANY FINANCE DOCUMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, THE RELATIONSHIP OF THE PARTIES HERETO AND THE INTERPRETATION AND ENFORCEMENT OF THE RIGHTS AND DUTIES OF THE PARTIES HERETO SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

Section 6.11        Submission to Jurisdiction; Waiver of Venue; Service of Process.

(a)     Each Grantor irrevocably and unconditionally submits, for itself and its property, to the nonexclusive jurisdiction of the Supreme Court of the State of New York sitting in New York County and of the United States District Court of the Southern District of New York, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or any other FINANCE Document, or for recognition or enforcement of any judgment, and each of the parties hereto irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State court or, to the fullest extent permitted by applicable law, in such Federal court.  Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.  Nothing in this Agreement or in any other FINANCE Document shall affect any right that the Collateral Agent or any other Secured Party may otherwise have to bring any action or proceeding relating to this Agreement or any other FINANCE Document against any Grantor or its properties in the courts of any jurisdiction.

(b)     Each Grantor irrevocably and unconditionally waives, to the fullest extent permitted by applicable law, any objection that it may now or hereafter have to the laying of venue of any action or proceeding arising out of or relating to this Agreement or any other FINANCE Document in any court referred to in paragraph (a) of this Section. Each Grantor hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(c)  Each Grantor consents to service of process in the manner provided for notices in Section 6.1.  Nothing in this Agreement or any other FINANCE Document will affect the right of any party to this Agreement to serve process in any other manner permitted by law.

       Section 6.12    Waiver of Jury Trial.

  EACH GRANTOR HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER FINANCE DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH GRANTOR (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER FINANCE DOCUMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

            Section 6.13    Final Agreement.

  This Agreement and any separate letter agreement with respect to fees payable to the Collateral Agent constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof.

            Section 6.14    Counterparts.

  This Agreement may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which shall constitute a single contract.  Delivery of an executed counterpart of a signature page of this Agreement by facsimile or other electronic transmission shall be effective as delivery of an original executed counterpart of this Agreement.

Section 6.15    Judgment Currency

                   If, for the purposes of obtaining judgment in any court in any jurisdiction with respect to this Agreement or any of the Finance Documents, it becomes necessary to convert into the currency of such jurisdiction (the “Judgment Currency”) any amount due under this Agreement or any of the Finance Documents in any currency other than the Judgment Currency (the “Currency Due”), then conversion shall be made at the exchange rate available to Collateral Agent prevailing on the Business Day before the day on which judgment is given.  In the event that there is a change in such exchange rate prevailing between the Business Day before the day on which the judgment is given and the date of receipt by Collateral Agent of the amount due, the Grantors will, on the date of receipt by Collateral Agent, pay such additional amounts, if any, or be entitled to receive reimbursement of such amount, if any, as may be necessary to ensure that the amount received by Collateral Agent on such date is the amount in the Judgment Currency which when converted at the exchange rate prevailing on the date of receipt by Collateral Agent is the amount then due under this Agreement or any of the Finance Documents in the Currency Due.  If the amount of the Currency Due which Collateral Agent is able to purchase is less than the amount of the Currency Due originally due to it, each Grantor shall indemnify and save Collateral Agent harmless from and against loss or damage arising as a result of such deficiency.  The indemnity contained herein shall constitute an obligation separate and independent from the other obligations contained in this Agreement and the Finance Documents, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by Collateral Agent from time to time and shall continue in full force and effect notwithstanding any judgment or order for a liquidated sum in respect of an amount due under this Agreement or any of the Finance Documents or under any judgment or order.

(Remainder of Page Intentionally Left Blank; Signature Pages Follow)

IN WITNESS WHEREOF, each Grantor has executed and delivered this Agreement as of the date first above written.

GOLD RESERVE INC.,

an Alberta corporation

By /s/ A. Douglas Belanger

Name: A. Douglas Belanger

Title:   President

Address: 926 W. Sprague Ave. Suite 200, Spokane WA 99201 Attn: Robert McGuinness

Acknowledged and Agreed:

U.S. BANK NATIONAL ASSOCIATION, as Collateral Agent

By /s/ Beverly A. Freeney_______________

Name: Beverly A. Freeney

Title: Vice President

Address: 100 Wall Street, Suite 1600
                     New York, New York 10005

U.S. BANK NATIONAL ASSOCIATION, as Trustee

By /s/ Beverly A. Freeney_______________

Name: Beverly A. Freeney

Title: Vice President

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